

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

James H. Hammons, Jr.
Assistant General Counsel
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re:** **Akamai Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-27275**

Dear Mr. Hammons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Matthew Crispino
Attorney Advisor